Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS PURCHASES $6.267
MILLION OF ITS 9.125% SERIES 1 SENIOR UNSECURED
DEBENTURES DUE 2017

Edmonton, Alberta, December 22, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that in the market it has purchased $6,267,000 in aggregate principal amount of its 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”) at a price of $960 per $1,000 principal amount of Notes.

The purchased Notes will be surrendered for cancellation to the trustee under the indenture in respect of the Notes.  Once cancelled, the Company will have approximately $58,733,000 of Notes outstanding.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171
Fax 780.969.5599
www.nacg.ca